Exhibit 99.2

Voting Rights Exercise Form To Misawa Homes Co., Ltd.	Number of voting rights: units

Number of shares held as of the record date: shares

Number of voting rights: units

The number of voting rights shall be one for each one unit of shares.

Request to Shareholders

1. If you attend the General Meeting of Shareholders in person, please submit the Voting Rights Exercise Form at the reception desk.

2. In the event that you are unable to attend the General Meeting of Shareholders, please exercise your voting rights by either of the following methods.

Deadline for exercise: Your vote shall be received no later than 6:00 p.m. (Japan Standard Time) on November 25, 2019

(i)  By indicating your approval or disapproval on the Voting Rights Exercise Form and returning the form by postal mail so that it reaches us before the deadline.

(ii) By scanning the login QR code with a smartphone, or using the login ID and temporary password below to login to the website (https://evote.tr.mufg.jp/), and exercising your voting rights before the deadline.

Misawa Homes Co., Ltd.

With respect to the proposal at the Extraordinary General Meeting of Shareholders to be held on November 26, 2019 (including related meetings due to postponement or adjournment), I hereby exercise my voting rights as shown to the right. (Approval or disapproval is indicated by circling “Approve” or “Disapprove.”)

November     , 2019

	Of the proposal	As originally proposed:
		Approve	Disapprove

If you submit your vote without indicating your approval or disapproval of the proposal, it shall be treated as a vote of approval. Misawa Homes Co., Ltd.